Filed by Sinclair Broadcast Group, Inc.

Pursuant to Rule 425 Under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Tribune Media Company

Commission File No.: 001-08572

Ensuring the Future of Free and Local Television 1 AND

What is the role of local TV in today’s media landscape? Local television serves the public interest in ways that no other media does today. It provides important local news, investigative reporting, consumer protection and civic affairs information (local, municipal and state elections). It provides life and property saving information in times of weather emergencies or other exigent circumstances. It provides daily information needs to communities (e.g., traffic and weather). It is a service that is available free to the public. Yet consolidation in the ecosystem threatens the future of quality local television. Competing media (cable, online, social) is taking local advertising dollars away from local TV stations. Unprecedented consolidation of content creators and distributors disadvantage broadcast in key negotiations. Outdated rules keep broadcasters artificially fragmented. 2

$ $ Network Charges TV station for right to air network programs; keeps most valuable ad spots TV Station Adds local news and programs; charges cable for right to retransmit to subscribers Cable Co Charges subscribers for local TV channels in programming packages Retrans Fee Affiliate Fee Time Slot Programming 5:00 – 7:00 am 7:00 – 9:00 am Network news shows 9:00 – 12:00 pm Network talk shows 12:00 – 1:00 pm 1:00 – 5:00 pm 5:00 – 6:30 pm 6:30 – 7:00 pm Network newscast 7:00 – 8:00 pm 8:00 – 11:00 pm Network prime time 11:00 – 11:30 pm 11:30 – 1:00 am Network late night Time Slot Programming 5:00 – 7:00 am Local news 7:00 – 9:00 am Network news shows 9:00 – 12:00 pm Network talk shows 12:00 – 1:00 pm Local news 1:00 – 5:00 pm Syndicated programs 5:00 – 6:30 pm Local news 6:30 – 7:00 pm Network newscast 7:00 – 8:00 pm Syndicated programs 8:00 – 11:00 pm Network prime time 11:00 – 11:30 pm Local news 11:30 – 1:00 am Network late night 3 The Basic Network/AffiliateTelevision Ecosystem

How the ecosystem has evolved 4 Networks (i) paid local TV stations to carry programs and (ii) kept ad inventory. Networks (i) stopped paying stations for carriage, but gave programs free of charge and (ii) kept ad inventory. Networks (i) began charging stations “Affiliate Fees” for programs, and (ii) kept ad inventory. Networks tie stations’ Affiliate Fees to stations’ retrans revenue (“Reverse Retrans”), (ii) keep ad inventory. Stations gave channels to MVPDs free of charge. Stations begin charging MVPDs retrans fees for channels. As retrans rates increase, MVPDs seek to deny stations this important revenue stream by not paying fair value for our content. Increasing cost pressure from programming and distribution threatens financial sustainability of free, local television. The Early Days 1990s 2000s 2010s Today

Source: Yahoo Finance 6/19/17 25.3 50.4 165.4 198 3.6 3.6 3.3 198 239 104 30 MVPDs Local TV Station Groups Networks 1 5 2.6 2.9 189 0 50 100 150 200 250 300 Market Caps (in billions)

Dwindling Local Advertising Revenue 6 Historically, local ad revenue was primary revenue stream for stations. Funded stations’ operating costs. But stations are losing advertising dollars to other, new local media. Station operating costs are increasing. We are developing new ad platforms (e.g., digital and diginets) to compensate. These new platforms require scale to fully realize potential.

Summary of Sinclair-Tribune Merger Sinclair to acquire/provide services to 42 local television stations from Tribune. 7 17 stations are more entertainment-driven CW network (owned by CBS / Time Warner) Original series for 18 – 34 female demo iZombie, Supergirl, Vampire Diaries MyTV network (owned by 21 Century Fox) Replays of popular general interest series Law & Order, Bones, Agents of Shield 25 stations are “Big 4” network affiliates Highly rated morning and primetime programing GMA, Today Show Big Bang, Empire, Modern Family, Idol Robust local news operations in most markets 12 3 2

Post Sinclair-Tribune Merger

Understanding the reach of the combined entity.



37
37
25
33
Indep
16
24
61
CBS
NBC
FOX

Percentage of U.S. households reached by each affiliation.
- Subsets of cumulative reach of 72%.

These are *potential* viewers.

ABC	CBS	Fox	NBC	CW	MyTV
15%	11%	29%	7%	38%	16%

Actual viewers are measured by ratings, which tend to reflect smaller fractions of these populations.

Major media companies already reach 100% of the country.

- ABC, CBS, Fox, NBC (through owned stations and affiliation contracts)
- CNN, Fox News, MSNBC, Bloomberg News (through cable and satellite)
- Facebook, Twitter, Instagram, Google, Netflix, Amazon, YouTube, Hulu
- AT&T/DirecTV, Dish

These and other internet destinations bring thousands of competing voices and video offerings to local communities.

8

How is this merger good for consumers? Accelerates innovation in free over-the-air television. Scale accelerates roll out of Next Gen TV. Scale drives efficiencies in technology investments. Facilitates investment and improvements in local news. Makes high-quality original programming more cost-effective and feasible. 9

What is Next Gen TV? How is it good for consumers? Consumer benefits of Next Gen TV are: Potential for more free, over-the-air channels per station = more free choices for viewing public Mobile reception of over-the-air TV = local news now available on mobile and portable devices Creates new, disruptive (free) mobile video options for consumers Allows for more robust emergency alerting (video, pictures, maps, etc.) Sinclair + Tribune creates near-national spectrum footprint Facilitates more investment into Next Gen TV deployment Accelerates Next Gen TV deployment National footprint creates market for consumer electronics manufacturers to put chips in devices Should be approved by the FCC by the end of the year. 10

Investing More in Localism Local news and programming is the only thing that sets local TV apart from other video services. As our key differentiator in each market, we invest significantly in localism. Without a local audience, a station has no sustainable business. Scale supports these investments through operational efficiencies. Local stations depend on local and national advertising revenue and retrans revenue. Highly valued by local and national advertisers. Scale attracts national advertisers, which fund investments in localism. Strong local audiences drive strong ad and retrans revenue. Investments are needed for high quality programming to compete with: Other local TV stations Cable and satellite programming Online programming providers (Netflix, Amazon, YouTube) Mobile video providers Social media (Facebook, Twitter) Scale is not a threat to localism. Scale ensures the future of localism. 11

Investing More in Local News (cont.) Since Sinclair acquired Fisher Broadcasting and Allbritton Communications in 2014: Invested almost $40 million in those stations HD upgrades, translators for rural markets Building repairs Newsgathering equipment (satellite trucks, cameras, wireless mics) Hardened IT systems to protect against cyber attacks Almost half of those stations have added news and/or local programming Almost all stations have improved digital presence Extends the reach of our programming and adds important new revenue streams Increased headcount where necessary, including investigative journalists and digital team members Many have enjoyed ratings increases either overall or in specific newscasts. 12

Awards voted by peers and competitors in each market demonstrate quality of programming and commitment to localism in news and community content. 9 Edward R. Murrow Awards 12 Regional Emmy Awards 2 Gracie Awards 6 Edward R. Murrow Awards 15 Regional Emmy Awards 2 Edward R. Murrow Awards 12 Regional Emmy Awards 11 Chesapeake Associated Press Broadcasters Association Awards 8 Regional Emmy Awards 13 Recent Awards for Sinclair Stations

The Need for Scale in Original Content Creation Scale makes creating our own original programming more feasible Rising costs of licensing programming make creating original programming necessary Larger distribution platform justifies investments into original programming Sinclair has successfully created original programming and subchannel networks 14 Millenial-focused, internet-based series, user-generated content Action and adventure based content; mainly MGM TV and film libraries Science fiction and other fantasy content; mainly MGM TV and film libraries

Questions? 15